UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Atlas Technical Consultants, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

10319T200

(CUSIP Number)

Lucie Kantrow

Bernhard Capital Partners

400 Convention Street, Suite 1010

Baton Rouge, LA 70802

(225) 228-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10319T200

1.	Names of Reporting Persons AS&M Holdings LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 10319T200

1.	Names of Reporting Persons AS&M SPV, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,971,339
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,971,339
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,971,339
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 39.48%
14.	Type of Reporting Person (see instructions) OO

CUSIP No. 10319T200

1.	Names of Reporting Persons Arrow Environmental SPV, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,911,905
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,911,905
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,911,905
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 34.82%
14.	Type of Reporting Person (see instructions) OO

CUSIP No. 10319T200

1.	Names of Reporting Persons BCP Energy Services Fund, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8.	Shared Voting Power 16,883,244
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,883,244

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,883,244
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 74.30%
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 10319T200

1.	Names of Reporting Persons BCP Energy Services Fund-A, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8.	Shared Voting Power 16,883,244
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,883,244

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,883,244
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 74.30%
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 10319T200

1.	Names of Reporting Persons BCP Energy Services Executive Fund, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8.	Shared Voting Power 16,883,244
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,883,244

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,883,244
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 74.30%
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 10319T200

1.	Names of Reporting Persons BCP Energy Services Fund GP, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 16,883,244
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,883,244
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,883,244
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 74.30%
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 10319T200

1.	Names of Reporting Persons BCP Energy Services Fund UGP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 16,883,244
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,883,244
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,883,244
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 74.30%
14.	Type of Reporting Person (see instructions) OO

CUSIP No. 10319T200

1.	Names of Reporting Persons Jeffrey Scott Jenkins
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8.	Shared Voting Power 16,883,244
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,883,244

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,883,244
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 74.30%
14.	Type of Reporting Person (see instructions) IN

CUSIP No. 10319T200

1.	Names of Reporting Persons James M. Bernhard Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8.	Shared Voting Power 16,883,244
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,883,244

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,883,244
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 74.30%
14.	Type of Reporting Person (see instructions) IN

SCHEDULE 13D/A

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2020 (the “Original Schedule 13D”) as amended by Amendment No. 1 thereto filed on August 27, 2020 (“Amendment No. 1,” and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) with respect to the Class A common stock, par value $0.0001 per share (the “Class A common stock”) of Atlas Technical Consultants, Inc., a Delaware corporation (the “Issuer”) and is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Issuer’s principal executive offices are located at 13215 Bee Cave Parkway, Bldg. B, Ste. 230, Austin, TX 78738.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) - (c), (f) This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 1 (the “Joint Filing Agreement”):

(i)	AS&M Holdings LP (formerly known as “Atlas Technical Consultants Holdings LP”), a Delaware limited partnership (“AS&M Holdings”);

(ii)	AS&M SPV, LLC (formerly known as “Atlas Technical Consultants Holdings LP”), a Delaware limited partnership (“AS&M SPV”);

(iii)	Arrow Environmental SPV, LLC, a Delaware limited partnership (“Arrow SPV”);

(iv)

AS&M Holdings GP LLC (formerly known as “Atlas Technical Consultants Holdings GP LLC”), a Delaware limited liability company (“AS&M Holdings GP”), BCP Energy Services Fund, LP, a Delaware limited partnership (“BCP Energy Services Fund”), BCP Energy Services Fund-A, LP, a Delaware limited partnership (“BCP Energy Services Fund-A”), BCP Energy Services Executive Fund, LP, a Delaware limited partnership (“BCP Energy Executive Fund”), BCP Energy Services Fund GP, LP, a Delaware limited partnership (“BCP Energy Services Fund GP”) and BCP Energy Services Fund UGP, LLC, a Delaware limited liability company (“BCP Energy Services Fund UGP”) (collectively, with AS&M Holdings LP, AS&M SPV, Arrow SPV, the “BCP Entities,” and together with their affiliates “Bernhard Capital Partners”); and

(v)	James M. Bernhard Jr. and Jeffrey Scott Jenkins, each of which is a United States citizen.

The principal business address of each of the BCP Entities, Mr. Bernhard and Mr. Jenkins is 400 Convention Street, Suite 1010, Baton Rouge, LA 70802.

The principal business of AS&M SPV and Arrow SPV is holding the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B common stock”), and units (“Opco Units”) in Atlas TC Holdings, LLC, a wholly owned subsidiary of the Issuer (“TC Holdings”). The principal business of AS&M Holdings was holding the Class B common stock and units in Atlas TC Holdings, LLC (“TC Holdings”). The principal business of AS&M Holdings GP is performing the functions of, and serving as, the general partner of AS&M Holdings. The principal business of each of AS&M SPV and Arrow SPV is performing the functions of, and serving as, a limited partners of AS&M Holdings. The principal business of BCP Energy Services Fund, BCP Energy Services Fund-A and BCP Energy Executive Fund is to manage investments and to serve as the managing members (or similar position) of AS&M Holdings GP, AS&M SPV, Arrow SPV and other affiliated entities. The principal business of BCP Energy Services Fund GP is performing the functions of, and serving as, a managing member (or similar position) of each of BCP Energy Services Fund, BCP Energy Services Fund-A and BCP Energy Executive Fund and other affiliated entities. The principal business of BCP Energy Services Fund UGP is performing the functions of, and serving as, the general partner of BCP Energy Services Fund GP and other affiliated entities. The principal occupation of each of Mr. Bernhard and Mr. Jenkins is serving as an executive of the funds affiliated with Bernhard Capital Partners.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

This Amendment No. 2 relates to the distribution by AS&M Holdings of 17,636,601 Opco Units (together with an equal number of shares of Class B common stock), for no additional consideration, to certain of its limited partners. Following the Distribution Date, Bernhard Capital Partners may be deemed the beneficial owner of 74.30% of the Issuers outstanding shares of Class A common stock.

Amended and Restated Limited Liability Company Agreement of Atlas Intermediate

In connection with the consummation of the Issuer’s business combination, which occurred on February 14, 2020 (the “Business Combination”), the Issuer entered into to the amended and restated limited liability company agreement of Atlas Intermediate (the “Opco LLCA”). The Opco LLCA provides that, holders of Opco Units will generally have the right to cause Atlas Intermediate to redeem all or a portion of their Opco Units in exchange for shares of Class A common stock; provided, that the Issuer may, at its option, effect a direct exchange of Class A common stock for such Opco Units in lieu of such a redemption by Atlas Intermediate or elect to redeem such units for cash. Upon the future redemption or exchange of Opco Units, a corresponding number of shares of Class B common stock will be cancelled. Holders of Class B common stock, together with holders of Class A common stock, voting as a single class, will have the right to vote on all matters properly submitted to a vote of the Issuer’s stockholders, but holders of Class B common stock will not be entitled to any dividends or liquidating distributions from the Issuer.

This summary is qualified in its entirety by reference to the text of the Opco LLCA, which is included as Exhibit 2 and is incorporated herein by reference.

General

The Reporting Persons hold the Class B common stock of the Issuer for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

The Reporting Persons intend to review on a continuing basis the investments in the Issuer. Subject to the agreements described herein, the Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors with a view to maximizing stockholder value, including with respect to exploring extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; recapitalizations; buybacks; or changes to the capitalization or dividend policy of the Issuer. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

Pursuant to the Nomination Agreement (defined in Item 6), R. Foster Duncan, Brian Ferraioli, Thomas H. Henley, Jeffery Jenkins and Leonard Lemoine serve on the Board as a director nominated by BCP, or a BCP Director (as defined in the Nomination Agreement). In such capacity, each of them may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

The Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The information contained in Item 2, Item 4 and on the cover pages to this Schedule 13D is hereby incorporated by reference into this Item 5, as applicable. To the knowledge of the Reporting Persons, the executive officers, directors and managers, as applicable, of the Reporting Persons have no beneficial ownership of Class A common stock separate from the beneficial ownership held by such Reporting Persons and as set forth on Schedule A hereto.

Calculations of the percentage of shares of Class A common stock beneficially owned are calculated in accordance with Rule 13d-3 and are based on 22,722,173 shares of Class A common stock outstanding, assuming (i) 5,838,929 shares of Class A common stock outstanding as of November 9, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, that was filed by the Issuer with the SEC on November 9, 2020 and (ii) 2,187,500 shares of Class A common stock held by the Reporting Persons and (iii) 14,695,744 shares of Class A common stock issuable to the Reporting Persons upon the exchange of 14,695,744 Opco Units, together with an equal number of shares of Class B common stock, pursuant to the terms of the Opco LLCA.

BCP Energy Services Fund UGP is managed by James M. Bernhard Jr. and Jeffrey Scott Jenkins. BCP Energy Services Fund UGP is the sole general partner of BCP Energy Services Fund GP, which is the sole general partner of BCP Energy Services Fund, BCP Energy Services Fund-A and BCP Energy Executive Fund. BCP Energy Services Fund, BCP Energy Services Fund-A and BCP Energy Executive Fund have dispositive voting power over AS&M SPV and Arrow SPV. AS&M SPV is the sole member of AS&M Holdings GP. AS&M Holdings GP is the general partner of AS&M Holdings. Each of AS&M SPV and Arrow SPV are limited partners of AS&M Holdings.

The aggregate number and percentage of shares of Class A common stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than AS&M SPV and Arrow SPV and only to the extent they directly hold the securities reported on this Schedule 13D) is the beneficial owner of the Class A common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such shares of Class A common stock and any assertion or presumption that it or he and the other persons on whose behalf this statement is filed constitute a “group.”

(c) Except for the acquisition of the securities covered by this Schedule 13D by the Reporting Persons in connection with the Business Combination and the distribution of certain securities by AS&M Holdings to certain of its limited partners, as described in Item 4 above, which is incorporated by reference herein, the Reporting Persons have not engaged in any transactions in the Issuer’s securities during the past 60 days.

(d) To the best knowledge of the Reporting Persons, except as described in Item 4, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Securities Purchase Agreement and the Opco LLCA and is incorporated herein by reference.

Nomination Agreement

On February 14, 2020, in connection with the consummation of the Business Combination, the Issuer entered into a nomination agreement with AS&M Holdings (the “Nomination Agreement”). Under the Nomination Agreement, AS&M Holdings has the right to designate a certain number of individuals for nomination by the Board to be elected by the Issuer’s stockholders based on the percentage of the voting power of the outstanding Class A common stock and Class B common stock, beneficially owned by AS&M Holdings and its affiliates, in the aggregate, as follows: (i) for so long as AS&M Holdings beneficially owns at least 50% of the aggregate voting power of the Issuer, AS&M Holdings will have the right to nominate at least a majority of all directors of the Board; (ii) for so long as AS&M Holdings beneficially owns less than 50% and equal to or greater than 35% of the aggregate voting power of the Issuer, AS&M Holdings will have the right to designate three directors; (iii) for so long as AS&M Holdings beneficially owns less than 35% and equal to or greater than 15% of the aggregate voting power of the Issuer, AS&M Holdings will have the right to designate two directors; and (iv) for so long as AS&M Holdings beneficially owns less than 15% and equal to or greater than 5% of the aggregate voting power of the Issuer, AS&M Holdings will have the right to designate one director. Subject to and in accordance with the terms of the Nomination Agreement, the size of the Board may vary based on the number of individuals AS&M Holdings is entitled to designate for nomination to be elected as directors.

This description of the Nomination Agreement does not purport to be complete and is qualified in its entirety by reference to the Nomination Agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference.

Registration Rights Agreement

On February 14, 2020, in connection with the consummation of the Business Combination, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with AS&M Holdings and its limited partners (the “Continuing Members”). Under the Registration Rights Agreement, the Issuer will have certain obligations to register for resale under the Securities Act of 1933, as amended (the “Securities Act”) all or any portion of the shares of the Class A common stock that the Continuing Members hold as of the date of the Registration Rights Agreement and that they may acquire thereafter, including upon the exchange or redemption of any other security therefor (collectively, the “Continuing Member Registrable Securities”).

The Issuer was required to file a registration statement registering the resale of the Continuing Member Registrable Securities. Additionally, Bernhard Capital Partners may demand an unlimited number of underwritten offerings for all or part of the Continuing Member Registrable Securities held by BCP and the other Continuing Members under the Registration Rights Agreement. Holders of the Continuing Member Registrable Securities have certain “piggy-back” registration rights. The Issuer will bear the expenses incurred in connection with the exercise of any rights under the Registration Rights Agreement.

This description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 4 and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1*	-	Joint Filing Agreement, by and among the Reporting Persons, dated as of February 8, 2021.

Exhibit 2	-	Amended and Restated Limited Liability Issuer Agreement of Atlas TC Holdings LLC, dated as of February 14, 2020 (incorporated by reference to Exhibit 10.9 to the Issuer’s Current Report on Form 8-K filed on February 14, 2020).

Exhibit 3	-	Nomination Agreement dated as of February 14, 2020, by and among Atlas Technical Consultants, Inc., BCP Energy Services Fund, LP, BCP Energy Services Fund-A, LP and BCP Energy Services Executive Fund, LP. (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on February 14, 2020).

Exhibit 4	-	Registration Rights Agreement, dated as of February 14, 2020, by and among Atlas Technical Consultants, Inc. and Atlas Technical Consultants Holdings LP and its limited partners. (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on February 14, 2020).

*	Filed herewith.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Date: February 8, 2021

AS&M HOLDINGS LP

By:	AS&M Holdings GP LLC,
its general partner

By:	/s/ Chris Dillon
Name:	Chris Dillon
Title:	Authorized Signatory

AS&M HOLDINGS GP LLC

By:	/s/ Chris Dillon
Name:	Chris Dillon
Title:	Authorized Signatory

AS&M SPV, LLC

By:	/s/ Chris Dillon
Name:	Chris Dillon
Title:	Authorized Signatory

ARROW ENVIRONMENTAL SPV, LLC

By:	/s/ Mark Spender
Name:	Mark Spender
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND, LP

By:	BCP Energy Services Fund GP, LP,
its general partner

By:	BCP Energy Services Fund UGP, LLC,
its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND-A, LP

By:	BCP Energy Services Fund GP, LP,
its general partner

By:	BCP Energy Services Fund UGP, LLC,
its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES EXECUTIVE FUND, LP

By:	BCP Energy Services Fund GP, LP,
its general partner

By:	BCP Energy Services Fund UGP, LLC,
its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND GP, LP

By:	BCP Energy Services Fund UGP, LLC,
its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND UGP, LLC

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

JAMES M. BERNHARD JR.

By:	/s/ James M. Bernhard Jr.
Name:	James M. Bernhard Jr.

JEFFREY SCOTT JENKINS

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins